
03028240

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JUL 31 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SAIL 2003-BC7
Form SE (Computational Materials)
82834v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Ellen V. Kiernan
Title: Senior Vice President

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC7

$1,001,344,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC7
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	261,668,000	1M Libor	0.99	1-27	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A2[5][6]	194,269,000	(6)	4.72	27-90	15.00%	(6)	7/25/2033	Aaa/AAA/AAA
2-A [7]	205,561,000	(7)	2.52	1-90	15.00%	(7)	7/25/2033	Aaa/AAA/AAA
3-A1[8]	110,238,000	1M Libor	0.99	1-27	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A2[8][9]	84,975,000	(9)	4.77	27-90	15.00%	(9)	7/25/2033	Aaa/AAA/AAA
A-IO [10]	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	Aaa/AAA/AAA
M1	57,954,000	1M Libor	5.01	39-90	9.25%	TBD	7/25/2033	Aa2/AA/AA
M2	45,355,000	1M Libor	4.97	38-90	4.75%	TBD	7/25/2033	A2/A/A
M3	12,599,000	1M Libor	4.95	37-90	3.50%	TBD	7/25/2033	A3/A-/A-
M4	12,599,000	1M Libor	4.84	37-90	2.25%	TBD	7/25/2033	Baa1/BBB+/BBB+
M5	7,559,000	1M Libor	4.45	37-75	1.50%	TBD	7/25/2033	Baa2/BBB/BBB
B	8,567,000	1M Libor	3.60	37-60	0.65%	TBD	7/25/2033	Baa3/NR/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	261,668,000	1M Libor	0.99	1-27	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A2[5][6]	194,269,000	(6)	5.25	27-189	15.00%	(6)	7/25/2033	Aaa/AAA/AAA
2-A [7]	205,561,000	(7)	2.71	1-177	15.00%	(7)	7/25/2033	Aaa/AAA/AAA
3-A1[8]	110,238,000	1M Libor	0.99	1-27	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A2[8][9]	84,975,000	(9)	5.39	27-191	15.00%	(9)	7/25/2033	Aaa/AAA/AAA
A-IO [10]	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	Aaa/AAA/AAA
M1	57,954,000	1M Libor	5.46	39-147	9.25%	TBD	7/25/2033	Aa2/AA/AA
M2	45,355,000	1M Libor	5.29	38-129	4.75%	TBD	7/25/2033	A2/A/A
M3	12,599,000	1M Libor	5.07	37-104	3.50%	TBD	7/25/2033	A3/A-/A-
M4	12,599,000	1M Libor	4.84	37-92	2.25%	TBD	7/25/2033	Baa1/BBB+/BBB+
M5	7,559,000	1M Libor	4.45	37-75	1.50%	TBD	7/25/2033	Baa2/BBB/BBB
B	8,567,000	1M Libor	3.60	37-60	0.65%	TBD	7/25/2033	Baa3/NR/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.65%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

(4) All Classes of Certificates except the Class B will be rated by Moody's, S&P and Fitch. The Class B will be rated by Moody's and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1 and Class 3-A2 are the Group 3 Senior Certificates

(9) Class 3-A2 will have stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A1 and Class 3-A2 Certificates, sequentially and in that order, until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates, and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and Class 3-A2 Certficates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.65% of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates and the Class 3-A2 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on July 25, 2005, the Class 1-A2, Class 2-A and Class 3-A2 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on August 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2, Class 2-A and Class 3-A2 Certificates will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on July 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1 and Class 3-A2 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1 and Class 3-A2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	177,010,597	79,805,928	75,788,475	332,605,000
7-12	144,826,659	65,295,672	62,008,669	272,131,000
13-18	96,551,283	43,530,528	41,339,189	181,421,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 53% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 24% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 23% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	507,469,482
3	497,099,950
4	485,454,275
5	472,563,464
6	458,465,615
7	443,205,855
8	426,836,201
9	409,610,035
10	391,590,837
11	373,159,534
12	354,383,944

Month	Approximate Notional Balance ($)
13	335,303,524
14	315,951,135
15	296,381,100
16	276,709,506
17	258,463,024
18	240,937,898
19	224,014,801
20	207,673,058
21	191,892,704
22	176,649,770
23	153,661,038
24	144,633,000

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates and the first 24 Distribution Dates, clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the first 24 Distribution Dates the clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 Certificates and the first 24 Distribution Dates, clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Origination and Servicing

The majority of the mortgage loans were originated by Option One (47.94%), BNC (19.60%), Finance America (9.69%), Wells Fargo (7.67%) and Equifirst (6.38%) and as of the closing date will be serviced by Option One (47.94%), Ocwen (24.53%), Wilshire (19.85%) and Wells Fargo (7.67%).

Mortgage Insurance

Approximately 71.74% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A1 will double, the margins on Class 1-A2, Class 2-A and Class 3-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.65% of the cutoff date collateral balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

<table>
<tr><td>1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td rowspan="2">2-A
Aaa/AAA/AAA
Fixed - Floating
(Group 2)</td><td>3-A1
Aaa/AAA/AAA
Libor Floater
(Group 3)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2.</td></tr>
<tr><td>1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td><td>3-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 3)</td></tr>
<tr><td colspan="4">M1
Aa2/AA/AA
Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="4">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="4">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="4">M4
Baa1/BBB+/BBB+
Libor Floater</td><td></td></tr>
<tr><td colspan="4">M5
Baa2/BBB/BBB
Libor Floater</td><td></td></tr>
<tr><td colspan="4">B
Baa3/NR-/BBB-
Libor Floater</td><td></td></tr>
</table>

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms

Issuer:	Structured Asset Investment Loan Trust Series 2003-BC7
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: August 25, 2003
Cut-Off Date:	July 1, 2003
Expected Pricing Date:	July [ ], 2003
Closing Date:	July 30, 2003
Settlement Date:	July 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	July 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, M1, M2, M3, M4, M5 and B, and beginning on the 25th Distribution Date, Classes 1-A2, 2-A and 3-A2 30/360 on Class 1-A2, Class 2-A, Class 3-A2 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	9.54	6.47	4.72	3.54	2.62
Window (mos)	54-177	36-122	27-90	21-71	17-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class 2-A					
Avg. Life (yrs)	5.15	3.46	2.52	1.90	1.43
Window (mos)	1-177	1-122	1-90	1-71	1-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class 3-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	9.61	6.54	4.77	3.60	2.68
Window (mos)	54-177	36-122	27-90	21-71	17-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.59	5.01	4.34	4.22
Window (mos)	56-177	37-122	39-90	41-71	44-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.59	4.97	4.18	3.82
Window (mos)	56-177	37-122	38-90	39-71	40-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.59	4.95	4.12	3.68
Window (mos)	56-177	37-122	37-90	38-71	39-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.52	6.45	4.84	4.01	3.55
Window (mos)	56-177	37-122	37-90	37-71	38-57
Expected Final Mat.	4/25/2018	9/25/2013	1/25/2011	6/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	8.80	5.93	4.45	3.67	3.29
Window (mos)	56-150	37-102	37-75	37-59	37-47
Expected Final Mat.	1/25/2016	1/25/2012	10/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.99	4.68	3.60	3.17	3.07
Window (mos)	56-120	37-81	37-60	37-46	37-37
Expected Final Mat.	7/25/2013	4/25/2010	7/25/2008	5/25/2007	8/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.25	3.89	2.44
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class 2-A			
Avg. Life (yrs)	3.43	2.15	1.39
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class 3-A1			
Avg. Life (yrs)	1.28	0.82	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	5/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.18	3.85	2.42
Window (mos)	34-118	22-76	16-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class M1			
Avg. Life (yrs)	6.37	4.48	4.23
Window (mos)	37-118	40-76	45-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class M2			
Avg. Life (yrs)	6.37	4.38	3.77
Window (mos)	37-118	38-76	40-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class M3			
Avg. Life (yrs)	6.37	4.34	3.61
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class M4			
Avg. Life (yrs)	6.23	4.23	3.49
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	5/25/2013	11/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.73	3.89	3.23
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	10/25/2011	11/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-37
Expected Final Mat.	1/25/2010	9/25/2007	8/25/2006

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	10.38	7.15	5.25	3.95	2.95
Window (mos)	54-315	36-246	27-189	21-149	17-120
Expected Final Mat.	10/25/2029	1/25/2024	4/25/2019	12/25/2015	7/25/2013
Class 2-A					
Avg. Life (yrs)	5.47	3.71	2.71	2.04	1.53
Window (mos)	1-308	1-235	1-177	1-138	1-108
Expected Final Mat.	3/25/2029	2/25/2023	4/25/2018	1/25/2015	7/25/2012
Class 3-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	10.52	7.30	5.39	4.08	3.09
Window (mos)	54-316	36-249	27-191	21-151	17-122
Expected Final Mat.	11/25/2029	4/25/2024	6/25/2019	2/25/2016	9/25/2013
Class M1					
Avg. Life (yrs)	10.46	7.17	5.46	4.68	4.50
Window (mos)	56-268	37-195	39-147	41-115	44-93
Expected Final Mat.	11/25/2025	10/25/2019	10/25/2015	2/25/2013	4/25/2011
Class M2					
Avg. Life (yrs)	10.26	7.01	5.29	4.42	4.01
Window (mos)	56-242	37-172	38-129	39-101	40-81
Expected Final Mat.	9/25/2023	11/25/2017	4/25/2014	12/25/2011	4/25/2010
Class M3					
Avg. Life (yrs)	9.92	6.75	5.07	4.20	3.74
Window (mos)	56-200	37-140	37-104	38-81	39-65
Expected Final Mat.	3/25/2020	3/25/2015	3/25/2012	4/25/2010	12/25/2008
Class M4					
Avg. Life (yrs)	9.52	6.45	4.84	4.01	3.55
Window (mos)	56-180	37-125	37-92	37-72	38-58
Expected Final Mat.	7/25/2018	12/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M5					
Avg. Life (yrs)	8.80	5.93	4.45	3.67	3.29
Window (mos)	56-150	37-102	37-75	37-59	37-47
Expected Final Mat.	1/25/2016	1/25/2012	10/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.99	4.68	3.60	3.17	3.07
Window (mos)	56-120	37-81	37-60	37-46	37-37
Expected Final Mat.	7/25/2013	4/25/2010	7/25/2008	5/25/2007	8/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.89	4.33	2.75
Window (mos)	35-240	22-161	16-115
Expected Final Mat.	7/25/2023	12/25/2016	2/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.34	1.53
Window (mos)	1-241	1-162	1-115
Expected Final Mat.	8/25/2023	1/25/2017	2/25/2013
Class 3-A1			
Avg. Life (yrs)	1.28	0.82	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	5/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.81	4.28	2.73
Window (mos)	34-240	22-161	16-115
Expected Final Mat.	7/25/2023	12/25/2016	2/25/2013
Class M1			
Avg. Life (yrs)	6.93	4.86	4.52
Window (mos)	37-188	40-124	45-88
Expected Final Mat.	3/25/2019	11/25/2013	11/25/2010
Class M2			
Avg. Life (yrs)	6.77	4.64	3.96
Window (mos)	37-167	38-109	40-77
Expected Final Mat.	6/25/2017	8/25/2012	12/25/2009
Class M3			
Avg. Life (yrs)	6.52	4.44	3.68
Window (mos)	37-135	38-88	39-62
Expected Final Mat.	10/25/2014	11/25/2010	9/25/2008
Class M4			
Avg. Life (yrs)	6.23	4.23	3.49
Window (mos)	37-120	37-78	38-55
Expected Final Mat.	7/25/2013	1/25/2010	2/25/2008
Class M5			
Avg. Life (yrs)	5.73	3.89	3.23
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	10/25/2011	11/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-37
Expected Final Mat.	1/25/2010	9/25/2007	8/25/2006

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6 .82564	3.87
6.83564	3.65
6.84564	3.43
6.85564	3.22
6.86564	3.00
6.87564	2.78
6.88564	2.57
6.89564	2.36
6.90564	2.14
Mod. Dur.	0.67 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.86564% plus accrued interest.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.67820	8.77033	8.85456
2	N/A	N/A	N/A	32	9.60526	9.70775	9.80094
3	N/A	N/A	N/A	33	8.67324	8.95318	9.15660
4	N/A	N/A	N/A	34	9.77269	9.72353	10.00011
5	N/A	N/A	N/A	35	9.45402	9.40671	9.67449
6	N/A	N/A	N/A	36	9.76562	9.71700	9.99384
7	N/A	N/A	N/A	37	9.44718	9.40038	9.66843
8	N/A	N/A	N/A	38	9.44376	9.39723	9.66538
9	N/A	N/A	N/A	39	9.75502	9.79288	10.21770
10	N/A	N/A	N/A	40	10.07977	9.92821	10.33067
11	N/A	N/A	N/A	41	10.41154	10.25501	10.67124
12	N/A	N/A	N/A	42	10.07160	9.92021	10.32335
13	N/A	N/A	N/A	43	10.06752	9.91622	10.31968
14	N/A	N/A	N/A	44	11.14166	10.97426	11.42130
15	N/A	N/A	N/A	45	10.05935	9.99025	10.47067
16	N/A	N/A	N/A	46	10.67434	10.51752	11.01212
17	N/A	N/A	N/A	47	10.32564	10.17384	10.65293
18	N/A	N/A	N/A	48	10.66531	10.50842	11.00394
19	N/A	N/A	N/A	49	10.31691	10.16504	10.64503
20	N/A	N/A	N/A	50	10.31255	10.16064	10.64110
21	N/A	N/A	N/A	51	10.65180	10.57864	11.05773
22	N/A	N/A	N/A	52	10.38834	10.23288	10.74204
23	N/A	N/A	N/A	53	10.73003	10.56931	11.09597
24	N/A	N/A	N/A	54	10.37946	10.22386	10.73405
25	8.12562	8.31654	8.29651	55	10.37503	10.21936	10.73007
26	8.12371	8.31524	8.29497	56	11.08581	10.91934	11.46584
27	8.39254	8.59107	8.73752	57	10.36617	10.26775	10.75634
28	8.68565	8.77644	8.86082	58	10.77667	10.60529	11.14779
29	8.97261	9.06688	9.15403	59	10.42455	10.25862	10.78419
30	8.68069	8.77236	8.85665	60	10.76740	10.59586	11.13956

(1) Based on 1 month Libor and 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2003-BC7 Collateral Summary -Aggregate

Total Number of Loans	6,754	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,007,893,904	Yes	30.9%
Average Loan Principal Balance	$149,229	No	69.1%
Fixed Rate	28.8%		
Adjustable Rate	71.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	73.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.9%	Yes	71.7%
Weighted Average Margin	5.8%	No	28.3%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	26.3%
Weighted Average Floor	7.8%	0.001-1.000	5.0%
Weighted Average Original Term (mo.)	352.6	1.001-2.000	45.4%
Weighted Average Remaining Term (mo.)	349.4	2.001-3.000	23.0%
Weighted Average Loan Age (mo.)	3.2	3.001-4.000	0.1%
Weighted Average Combined LTV	80.3%	4.001-5.000	0.2%
Non-Zero Weighted Average FICO	612		
Non-Zero Weighted Average DTI	39.2%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	98.9%	CA	25.9%
Second	1.1%	NY	8.4%
		FL	6.8%
Product Type		IL	5.5%
2/28 ARM (LIBOR)	59.5%	TX	5.4%
Fixed Rate	27.9%	MA	5.0%
3/27 ARM (LIBOR)	11.1%	NJ	4.6%
Balloon	0.9%		
Other	0.6%	**Occupancy Status**	
		Primary Home	92.3%
		Investment	6.8%
		Second Home	0.9%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	525	$18,335,603.47	1.82%
50,000.01 - 100,000.00	1,968	147,679,417.16	14.65
100,000.01 - 150,000.00	1,649	205,496,957.96	20.39
150,000.01 - 200,000.00	1,122	195,194,162.69	19.37
200,000.01 - 250,000.00	605	135,080,441.52	13.40
250,000.01 - 300,000.00	356	97,713,398.64	9.69
300,000.01 - 350,000.00	223	72,075,075.98	7.15
350,000.01 - 400,000.00	131	49,246,134.22	4.89
400,000.01 - 450,000.00	66	28,153,321.62	2.79
450,000.01 - 500,000.00	53	25,421,238.28	2.52
500,000.01 - 550,000.00	12	6,323,992.30	0.63
550,000.01 - 600,000.00	19	10,927,821.68	1.08
600,000.01 - 650,000.00	20	12,560,442.66	1.25
650,000.01 - 700,000.00	1	652,350.33	0.06
700,000.01 - 750,000.00	3	2,170,693.14	0.22
850,000.01 - 900,000.00	1	862,852.03	0.09
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Minimum: $10.092.17
Maximum: $862,852.03
Average: $149,229.18

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	14	$2,856,039.79	0.28%
5.501 - 6.000	100	19,689,956.40	1.95
6.001 - 6.500	383	76,002,151.23	7.54
6.501 - 7.000	842	153,721,661.30	15.25
7.001 - 7.500	910	157,262,603.94	15.60
7.501 - 8.000	1,209	199,409,911.10	19.78
8.001 - 8.500	929	134,422,264.43	13.34
8.501 - 9.000	844	115,905,309.43	11.50
9.001 - 9.500	454	54,917,792.67	5.45
9.501 - 10.000	378	43,305,112.60	4.30
10.001 - 10.500	151	15,686,017.14	1.56
10.501 - 11.000	132	11,356,996.09	1.13
11.001 - 11.500	81	6,179,920.01	0.61
11.501 - 12.000	114	7,452,561.51	0.74
12.001 - 12.500	53	3,466,254.94	0.34
12.501 - 13.000	50	2,030,045.02	0.20
13.001 - 13.500	55	2,389,057.84	0.24
13.501 - 14.000	36	997,062.24	0.10
14.001 - 14.250	3	236,451.02	0.02
14.251 >=	16	606,734.98	0.06
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Minimum: 5.200%
Maximum: 15.750%
Weighted Average: 7.947%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	33	$1,563,514.20	0.16%
171 - 180	423	31,244,649.26	3.10
181 - 240	190	12,024,901.29	1.19
241 - 300	2	205,886.28	0.02
301 - 360	6,106	962,854,952.65	95.53
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Minimum: 84.0
Maximum: 360.0
Weighted Average: 352.6

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	75	$3,996,134.09	0.40%
171 - 180	382	28,855,788.10	2.86
181 - 240	189	11,981,142.56	1.19
241 - 300	2	205,886.28	0.02
301 - 360	6,106	962,854,952.65	95.53
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Minimum: 63.0
Maximum: 360.0
Weighted Average: 349.4

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$433,944.86	0.04%
20.001 - 30.000	42	3,327,133.29	0.33
30.001 - 40.000	60	5,601,679.42	0.56
40.001 - 50.000	135	16,067,495.09	1.59
50.001 - 60.000	286	40,159,626.37	3.98
60.001 - 70.000	725	110,797,916.77	10.99
70.001 - 80.000	2,579	388,008,329.35	38.50
80.001 - 90.000	1,921	316,806,770.59	31.43
90.001 - 100.000	1,000	126,691,007.94	12.57
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Minimum: 10.160%
Maximum: 100.000%
Non-Zero WA: 80.300%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	15	$1,141,465.95	0.11%
451 - 500	16	2,365,018.71	0.23
501 - 550	1,302	193,475,134.88	19.20
551 - 600	1,715	251,891,973.71	24.99
601 - 650	1,987	292,152,397.54	28.99
651 - 700	1,095	169,576,310.99	16.82
701 - 750	472	73,275,380.22	7.27
751 - 800	144	23,272,401.63	2.31
801 >=	8	743,820.05	0.07
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Non-Zero Minimum: 500
Maximum: 811
Non-Zero WA: 612

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,846	$592,394,414.82	58.78%
Purchase	2,157	291,578,701.06	28.93
Rate/Term Refinance	657	103,873,807.82	10.31
Debt Consolidation	89	19,706,919.16	1.96
Home Improvement	5	340,060.82	0.03
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,221	$756,973,881.06	75.10%
2-4 Family	586	105,316,191.76	10.45
PUD	492	87,910,297.87	8.72
Condo	379	50,547,079.27	5.02
Manufactured Housing	60	5,286,746.09	0.52
Townhouse	11	1,316,736.74	0.13
Row House	5	542,970.89	0.05
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	841	$175,773,314.92	17.44%
CA-N	400	84,922,302.20	8.43
NY	394	84,599,356.71	8.39
FL	542	68,211,363.67	6.77
IL	359	55,503,901.87	5.51
TX	524	54,006,246.63	5.36
MA	270	50,553,148.13	5.02
NJ	254	46,312,719.49	4.59
CO	164	29,724,191.70	2.95
MI	257	26,643,130.69	2.64
VA	161	25,248,530.22	2.51
AZ	185	21,327,872.28	2.12
PA	195	20,977,424.27	2.08
OH	212	20,346,828.32	2.02
MD	117	18,635,119.75	1.85
NC	167	18,579,750.57	1.84
CT	111	16,997,986.78	1.69
WA	110	16,310,560.35	1.62
NV	108	15,420,447.21	1.53
MN	86	12,319,631.92	1.22
RI	83	12,234,077.81	1.21
GA	95	12,078,467.17	1.20
MO	122	10,761,049.86	1.07
WI	88	10,028,549.02	1.00
HI	42	9,434,632.01	0.94
OR	72	8,768,301.35	0.87
IN	102	8,486,302.74	0.84
TN	67	6,958,294.19	0.69
NH	51	6,823,852.86	0.68
UT	39	6,036,686.61	0.60
Other	536	53,869,862.38	5.34
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,865	$264,862,342.25	26.28%
1% of Orig. Bal.	21	1,662,082.68	0.16
1% of UPB	330	37,523,693.05	3.72
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	125	17,334,650.05	1.72
2 Mos. Int. on UPB	5	1,354,111.37	0.13
2% 1% of UPB	41	5,054,037.25	0.50
2% of UPB	279	37,647,967.59	3.74
3 Mos. Int. of UPB	15	2,980,055.23	0.30
3 Mos. Int. on 80% of UPB	215	40,499,102.97	4.02
3% 2% 1% of UPB	2	504,015.10	0.05
3% of UPB	6	611,390.19	0.06
5% 3% of UPB	7	515,694.83	0.05
5% 4% 3% 2% 1% of UPB	23	1,789,351.85	0.18
5% 4% 3% of UPB	39	2,829,428.65	0.28
5% 4% of UPB	18	1,941,252.57	0.19
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	3,087	519,929,749.13	51.59
6 Mos. Int. on 80% of UPB	234	20,444,445.36	2.03
6 Mos. Int. on UPB	23	1,078,538.41	0.11
6% of UPB	419	49,331,995.15	4.89
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	4,086	$583,008,699.56	57.84%
Stated	2,115	342,719,062.92	34.00
No Documentation	409	58,918,122.72	5.85
Limited	143	23,088,034.63	2.29
No Ratio	1	159,983.85	0.02
Total:	**6,754**	**$1,007,893,903.68**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	16	$2,574,119.41	0.36%
3.001 - 3.500	76	13,767,334.83	1.92
3.501 - 4.000	183	33,645,495.89	4.69
4.001 - 4.500	338	62,220,563.53	8.67
4.501 - 5.000	531	84,862,261.64	11.83
5.001 - 5.500	526	78,104,287.39	10.88
5.501 - 6.000	733	129,503,096.11	18.05
6.001 - 6.500	729	123,368,655.52	17.19
6.501 - 7.000	587	92,617,070.75	12.91
7.001 - 7.500	357	53,628,924.87	7.47
7.501 - 8.000	168	21,896,685.01	3.05
8.001 - 8.500	81	9,002,128.98	1.25
8.501 - 9.000	40	4,558,365.01	0.64
9.001 - 9.500	18	2,281,057.29	0.32
9.501 - 10.000	19	1,406,726.36	0.20
10.001 >=	30	4,152,158.31	0.58
Total:	**4,432**	**$717,588,930.90**	**100.00%**

Minimum: 2.700%
Maximum: 11.750%
Weighted Average: 5.835%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3	$589,053.60	0.08%
1.500	107	22,670,854.51	3.16
2.000	911	168,016,208.35	23.41
3.000	3,411	526,312,814.44	73.34
Total:	**4,432**	**$717,588,930.90**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.717%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,201	$678,165,133.43	94.51%
1.500	231	39,423,797.47	5.49
Total:	**4,432**	**$717,588,930.90**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.027%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	11	$2,169,534.48	0.30%
11.501 - 12.000	63	11,819,106.54	1.65
12.001 - 12.500	167	33,307,846.68	4.64
12.501 - 13.000	411	76,408,393.43	10.65
13.001 - 13.500	548	96,730,535.87	13.48
13.501 - 14.000	727	126,921,758.46	17.69
14.001 - 14.500	662	109,189,746.57	15.22
14.501 - 15.000	720	113,246,904.03	15.78
15.001 - 15.500	401	54,024,595.21	7.53
15.501 - 16.000	355	49,185,702.57	6.85
16.001 - 16.500	144	17,951,920.73	2.50
16.501 - 17.000	108	12,588,866.35	1.75
17.001 - 17.500	44	5,541,042.50	0.77
17.501 - 18.000	40	5,142,325.45	0.72
18.001 - 18.500	18	1,987,786.28	0.28
18.501 - 19.000	8	577,857.63	0.08
19.001 - 19.500	4	619,359.32	0.09
19.501 >=	1	175,648.80	0.02
Total:	**4,432**	**$717,588,930.90**	**100.00%**

Minimum: 11.200%
Maximum: 19.820%
Weighted Average: 14.206%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	41	$6,597,156.46	0.92%
5.501 - 6.000	143	25,983,795.91	3.62
6.001 - 6.500	270	53,733,758.89	7.49
6.501 - 7.000	571	108,535,102.68	15.12
7.001 - 7.500	627	112,919,853.12	15.74
7.501 - 8.000	781	138,562,654.18	19.31
8.001 - 8.500	610	93,683,429.67	13.06
8.501 - 9.000	603	83,644,862.69	11.66
9.001 - 9.500	323	39,176,800.51	5.46
9.501 - 10.000	257	31,180,285.08	4.35
10.001 - 10.500	83	9,819,270.70	1.37
10.501 - 11.000	73	7,711,188.19	1.07
11.001 - 11.500	26	2,456,407.40	0.34
11.501 - 12.000	21	3,112,630.99	0.43
12.001 - 12.500	3	471,734.43	0.07
Total:	**4,432**	**$717,588,930.90**	**100.00%**

Minimum: 3.740%
Maximum: 12.375%
Weighted Average: 7.822%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-09	1	$170,745.14	0.02%
2003-10	6	1,030,461.54	0.14
2003-11	1	93,180.82	0.01
2003-12	1	142,318.17	0.02
2004-01	1	157,197.63	0.02
2004-03	1	126,306.73	0.02
2004-04	3	542,088.35	0.08
2004-05	6	1,134,330.70	0.16
2004-06	5	1,033,985.33	0.14
2004-07	11	1,759,937.30	0.25
2004-08	11	1,678,588.34	0.23
2004-09	15	2,398,588.71	0.33
2004-10	27	7,269,538.24	1.01
2004-11	81	15,452,416.07	2.15
2004-12	16	3,033,555.56	0.42
2005-01	30	5,848,141.82	0.81
2005-02	43	6,117,702.02	0.85
2005-03	309	40,889,187.06	5.70
2005-04	1,535	236,687,154.36	32.98
2005-05	1,337	234,207,165.11	32.64
2005-06	226	41,038,731.54	5.72
2005-07	2	292,172.46	0.04
2005-08	3	737,058.21	0.10
2005-09	2	385,696.23	0.05
2005-10	8	1,765,455.01	0.25
2005-11	19	4,348,728.19	0.61
2005-12	4	752,343.26	0.10
2006-01	2	170,199.52	0.02
2006-02	10	951,380.06	0.13
2006-03	78	10,198,348.50	1.42
2006-04	257	33,006,584.35	4.60
2006-05	294	51,920,421.00	7.24
2006-06	39	7,030,436.85	0.98
2018-04	31	3,055,010.94	0.43
2018-05	17	2,163,775.78	0.30
Total:	**4,432**	**$717,588,930.90**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2003-BC7 Collateral Summary – Group 1

Total Number of Loans	3,772	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$536,396,124	Yes	29.0%
Average Loan Principal Balance	$142,205	No	71.0%
Fixed Rate	29.5%		
Adjustable Rate	70.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	75.7%
Weighted Average Margin	5.4%	No	24.3%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	21.7%
Weighted Average Floor	7.8%	0.001-1.000	5.5%
Weighted Average Original Term (mo.)	353.7	1.001-2.000	48.4%
Weighted Average Remaining Term (mo.)	351.3	2.001-3.000	24.4%
Weighted Average Loan Age (mo.)	2.5		
Weighted Average Combined LTV	78.9%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	603	(Other states account individually for less than	
Non-Zero Weighted Average DTI	38.5%	3% of the Cut-off Date principal balance)	
		CA	23.4%
Lien Position		NY	10.2%
First	99.7%	FL	7.5%
Second	0.3%	MA	6.8%
		TX	6.1%
Product Type		IL	5.5%
2/28 ARM (LIBOR)	60.3%	NJ	5.2%
Fixed Rate	29.5%		
3/27 ARM (LIBOR)	9.4%	**Occupancy Status**	
15/15 ARM (LIBOR)	0.7%	Primary Home	93.4%
Other	0.1%	Investment	5.6%
		Second Home	1.0%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	118	$5,156,795.68	0.96%
50,000.01 - 100,000.00	1,147	86,710,183.59	16.17
100,000.01 - 150,000.00	1,003	125,168,724.20	23.34
150,000.01 - 200,000.00	754	130,999,454.04	24.42
200,000.01 - 250,000.00	418	93,954,579.82	17.52
250,000.01 - 300,000.00	243	66,729,978.16	12.44
300,000.01 - 350,000.00	89	27,676,408.05	5.16
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Minimum: $23,177.53
Maximum: $322,142.75
Weighted Average: $142,204.70

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	9	$1,681,665.48	0.31%
5.501 - 6.000	75	13,474,616.81	2.51
6.001 - 6.500	269	46,352,025.41	8.64
6.501 - 7.000	562	92,221,125.17	17.19
7.001 - 7.500	568	89,272,601.54	16.64
7.501 - 8.000	726	106,086,139.75	19.78
8.001 - 8.500	558	75,144,584.75	14.01
8.501 - 9.000	500	63,343,052.90	11.81
9.001 - 9.500	230	24,278,235.41	4.53
9.501 - 10.000	173	16,317,142.77	3.04
10.001 - 10.500	52	4,425,952.31	0.83
10.501 - 11.000	30	2,303,720.83	0.43
11.001 - 11.500	11	742,578.49	0.14
11.501 - 12.000	9	752,681.92	0.14
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Minimum: 5.200%
Maximum: 11.990%
Weighted Average: 7.729%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$464,971.57	0.09%
171 - 180	140	13,634,792.99	2.54
181 - 240	59	6,588,189.78	1.23
301 - 360	3,567	515,708,169.20	96.14
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$464,971.57	0.09%
171 - 180	140	13,634,792.99	2.54
181 - 240	59	6,588,189.78	1.23
301 - 360	3,567	515,708,169.20	96.14
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Minimum: 117.0
Maximum: 359.0
Weighted Average: 351.3

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$402,970.91	0.08%
20.001 - 30.000	26	2,329,588.23	0.43
30.001 - 40.000	42	4,334,485.93	0.81
40.001 - 50.000	85	10,304,349.11	1.92
50.001 - 60.000	189	24,832,013.50	4.63
60.001 - 70.000	503	71,594,419.60	13.35
70.001 - 80.000	1,536	215,957,809.96	40.26
80.001 - 90.000	966	146,844,276.25	27.38
90.001 - 100.000	420	59,796,210.05	11.15
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Minimum: 12.500%
Maximum: 100.000%
Non-Zero WA: 78.868%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	13	$962,515.29	0.18%
451 - 500	9	1,184,620.79	0.22
501 - 550	860	119,644,257.85	22.31
551 - 600	1,076	149,305,405.20	27.83
601 - 650	1,075	153,257,634.55	28.57
651 - 700	518	77,614,846.18	14.47
701 - 750	174	26,721,225.31	4.98
751 - 800	46	7,631,457.39	1.42
801 >=	1	74,160.98	0.01
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Non-Zero Minimum: 500
Maximum: 810
Non-Zero WA: 603

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,362	$343,480,808.96	64.03%
Purchase	968	127,232,288.75	23.72
Rate/Term Refinance	377	54,373,849.45	10.14
Debt Consolidation	65	11,309,176.38	2.11
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,826	$393,902,844.54	73.44%
2-4 Family	339	58,382,179.61	10.88
PUD	317	49,657,863.95	9.26
Condo	239	29,982,339.68	5.59
Manufactured Housing	48	4,297,002.11	0.80
Row House	3	173,893.65	0.03
Total:	**3,772**	**$536,396,123.54**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	458	$85,822,403.32	16.00%
NY	286	54,672,256.59	10.19
FL	344	40,166,457.79	7.49
CA-N	223	39,900,987.75	7.44
MA	206	36,388,793.96	6.78
TX	303	32,987,207.34	6.15
IL	208	29,288,726.62	5.46
NJ	167	27,816,255.14	5.19
MI	122	12,955,489.89	2.42
CO	83	12,469,671.37	2.32
CT	83	11,690,183.38	2.18
VA	83	11,321,557.29	2.11
PA	98	10,906,705.21	2.03
OH	109	10,703,889.31	2.00
AZ	90	10,487,554.20	1.96
MD	67	10,135,604.42	1.89
NC	99	9,974,102.07	1.86
RI	68	9,543,784.91	1.78
NV	62	8,530,117.66	1.59
WA	47	8,035,631.28	1.50
MN	42	6,040,291.54	1.13
HI	31	5,492,074.04	1.02
ME	36	4,279,443.16	0.80
OR	31	4,252,283.81	0.79
NH	30	4,189,467.45	0.78
WI	38	4,175,775.90	0.78
IN	45	3,937,721.87	0.73
MO	44	3,738,101.94	0.70
LA	37	3,280,192.21	0.61
SC	29	2,942,953.82	0.55
Other	203	20,270,438.30	3.78
Total:	**3,772**	**$536,396,123.54**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	842	$116,581,339.07	21.73%
1% of Orig. Bal.	7	383,312.16	0.07
1% of UPB	236	25,470,065.84	4.75
2 Mos. Int. Amt Prepaid >20% Orig. Bal.	87	10,909,270.55	2.03
2% of UPB	206	25,671,002.43	4.79
3 Mos. Int. on UPB	11	2,078,195.24	0.39
3 Mos. Int. on 80% of UPB	190	33,563,206.78	6.26
3% 2% 1% of UPB	1	43,197.23	0.01
5% 4% 3% 2% 1% of UPB	23	1,789,351.85	0.33
5% 4% of UPB	3	305,577.52	0.06
6 Mos. Int. Amt Prepaid >20% Orig. Bal.	2,165	319,454,200.81	59.56
6 Mos. Int. on UPB	1	147,404.06	0.03
Total:	**3,772**	**$536,396,123.54**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,531	$349,895,288.81	65.23%
Stated	1,178	176,179,145.77	32.84
Limited	47	8,025,360.76	1.50
No Documentation	15	2,136,344.35	0.40
No Ratio	1	159,983.85	0.03
Total:	**3,772**	**$536,396,123.54**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,611,894.79	0.43%
3.001 - 3.500	54	8,908,902.46	2.36
3.501 - 4.000	140	22,578,503.35	5.97
4.001 - 4.500	268	42,558,841.52	11.25
4.501 - 5.000	448	64,036,341.04	16.93
5.001 - 5.500	443	60,453,221.23	15.99
5.501 - 6.000	502	73,569,593.49	19.45
6.001 - 6.500	504	72,437,522.14	19.15
6.501 - 7.000	210	32,016,415.35	8.47
Total:	**2,578**	**$378,171,235.37**	**100.00%**

Minimum: 2.700%
Maximum: 6.740%
Weighted Average: 5.362%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	3	589,053.60	0.16
2.000	436	74,938,918.08	19.82
3.000	2,139	302,643,263.69	80.03
Total:	**2,578**	**$378,171,235.37**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.799%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	2,573	$377,490,420.15	99.82%
1.500	5	680,815.22	0.18
Total:	**2,578**	**$378,171,235.37**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.001%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	8	$1,528,459.35	0.40%
11.501 - 12.000	46	7,940,693.96	2.10
12.001 - 12.500	108	18,301,536.87	4.84
12.501 - 13.000	248	41,211,453.94	10.90
13.001 - 13.500	367	59,938,417.63	15.85
13.501 - 14.000	504	77,455,341.45	20.48
14.001 - 14.500	440	63,765,688.31	16.86
14.501 - 15.000	445	59,793,452.58	15.81
15.001 - 15.500	199	23,449,159.59	6.20
15.501 - 16.000	140	17,337,835.12	4.58
16.001 - 16.500	42	4,504,290.91	1.19
16.501 - 17.000	20	1,855,641.84	0.49
17.001 - 17.500	5	562,047.03	0.15
17.501 - 18.000	3	210,500.89	0.06
18.001 - 18.500	2	204,287.67	0.05
18.501 - 19.000	1	112,428.23	0.03
Total:	**2,578**	**$378,171,235.37**	**100.00%**

Minimum:	11.200%
Maximum:	18.530%
Weighted Average:	13.978%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	9	$1,694,906.97	0.45%
5.501 - 6.000	47	8,257,305.12	2.18
6.001 - 6.500	153	27,308,693.26	7.22
6.501 - 7.000	349	60,268,764.67	15.94
7.001 - 7.500	385	62,422,483.81	16.51
7.501 - 8.000	508	76,329,813.90	20.18
8.001 - 8.500	408	57,233,402.32	15.13
8.501 - 9.000	395	50,146,020.28	13.26
9.001 - 9.500	176	18,927,463.07	5.00
9.501 - 10.000	106	11,848,313.67	3.13
10.001 - 10.500	26	2,442,626.45	0.65
10.501 - 11.000	12	930,541.26	0.25
11.001 - 11.500	3	248,472.36	0.07
11.501 - 12.000	1	112,428.23	0.03
Total:	**2,578**	**$378,171,235.37**	**100.00%**

Minimum: 5.200%
Maximum: 11.530%
Weighted Average: 7.775%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-10	3	$589,053.60	0.16%
2004-09	5	944,821.77	0.25
2004-10	2	361,756.84	0.10
2005-01	2	341,006.68	0.09
2005-02	6	800,312.76	0.21
2005-03	14	2,866,591.57	0.76
2005-04	1,115	160,601,415.70	42.47
2005-05	867	133,723,599.77	35.36
2005-06	165	23,763,992.83	6.28
2006-03	1	310,937.30	0.08
2006-04	139	16,503,971.94	4.36
2006-05	187	28,094,649.62	7.43
2006-06	32	5,257,379.69	1.39
2018-04	26	2,356,598.71	0.62
2018-05	14	1,655,146.59	0.44
Total:	**2,578**	**$378,171,235.37**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2003-BC7 Collateral Summary – Group 3

Total Number of Loans	1,199	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$229,661,782	Yes	32.8%
Average Loan Principal Balance	$191,544	No	67.2%
Fixed Rate	41.9%		
Adjustable Rate	58.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	60.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	67.0%
Weighted Average Margin	5.8%	No	33.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	39.2%
Weighted Average Floor	7.6%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	347.9	1.001-2.000	34.8%
Weighted Average Remaining Term (mo.)	343.9	2.001-3.000	19.0%
Weighted Average Loan Age (mo.)	4.0	3.001-4.000	0.6%
Weighted Average Combined LTV	82.8%	4.001-5.000	1.0%
Non-Zero Weighted Average FICO	628		
Non-Zero Weighted Average DTI	40.2%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	96.4%	CA	33.9%
Second	3.6%	NY	7.9%
		GA	5.3%
Product Type		TX	5.1%
2/28 ARM (LIBOR)	49.4%	CO	5.0%
Fixed Rate	39.7%	IL	4.7%
3/27 ARM (LIBOR)	8.4%	FL	4.6%
Balloon	2.3%		
Other	0.2%	**Occupancy Status**	
		Primary Home	95.2%
		Investment	4.0%
		Second Home	0.7%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	264	$8,012,956.68	3.49%
50,000.01 - 100,000.00	270	19,536,101.77	8.51
100,000.01 - 150,000.00	165	20,418,930.42	8.89
150,000.01 - 200,000.00	68	11,785,536.82	5.13
200,000.01 - 250,000.00	44	9,696,269.05	4.22
250,000.01 - 300,000.00	19	5,210,145.41	2.27
300,000.01 - 350,000.00	96	32,178,447.37	14.01
350,000.01 - 400,000.00	113	42,597,344.09	18.55
400,000.01 - 450,000.00	56	23,925,878.02	10.42
450,000.01 - 500,000.00	50	24,003,553.73	10.45
500,000.01 - 550,000.00	12	6,323,992.30	2.75
550,000.01 - 600,000.00	18	10,328,715.04	4.50
600,000.01 - 650,000.00	19	11,958,016.18	5.21
650,000.01 - 700,000.00	1	652,350.33	0.28
700,000.01 - 750,000.00	3	2,170,693.14	0.95
850,000.01 - 900,000.00	1	862,852.03	0.38
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Minimum: $10,092.17
Maximum: $862,852.03
Weighted Average: $191,544.44

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.500	2	$577,023.08	0.25%
5.501 - 6.000	9	3,176,759.24	1.38
6.001 - 6.500	55	19,915,606.37	8.67
6.501 - 7.000	118	36,112,076.13	15.72
7.001 - 7.500	81	30,389,364.10	13.23
7.501 - 8.000	108	38,549,222.64	16.79
8.001 - 8.500	165	31,107,029.44	13.54
8.501 - 9.000	159	26,400,416.22	11.50
9.001 - 9.500	96	14,649,081.30	6.38
9.501 - 10.000	63	10,353,580.53	4.51
10.001 - 10.500	36	3,371,459.38	1.47
10.501 - 11.000	44	2,854,983.09	1.24
11.001 - 11.500	39	2,671,778.77	1.16
11.501 - 12.000	87	4,436,093.71	1.93
12.001 - 12.500	44	1,970,542.96	0.86
12.501 - 13.000	45	1,467,162.19	0.64
13.001 - 13.500	46	1,602,485.17	0.70
13.501 - 14.000	1	30,982.85	0.01
14.251 >=	1	26,135.21	0.01
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Minimum: 5.500%
Maximum: 15.390%
Weighted Average: 8.101%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	22	$864,354.29	0.38%
171 - 180	194	11,215,719.19	4.88
181 - 240	113	4,518,164.15	1.97
241 - 300	1	82,526.10	0.04
301 - 360	869	212,981,018.65	92.74
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Minimum: 84
Maximum: 360
Weighted Average: 347.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	61	$3,064,277.34	1.33%
171 - 180	156	9,059,554.87	3.94
181 - 240	112	4,474,405.42	1.95
241 - 300	1	82,526.10	0.04
301 - 360	869	212,981,018.65	92.74
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Minimum: 63.0
Maximum: 359.0
Weighted Average: 343.9

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$30,973.95	0.01%
20.001 - 30.000	5	302,296.19	0.13
30.001 - 40.000	6	535,458.95	0.23
40.001 - 50.000	17	2,269,787.90	0.99
50.001 - 60.000	30	6,319,276.94	2.75
60.001 - 70.000	77	19,257,722.26	8.39
70.001 - 80.000	357	80,890,567.93	35.22
80.001 - 90.000	337	78,271,046.97	34.08
90.001 - 100.000	369	41,784,651.29	18.19
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Minimum: 10.160%
Maximum: 100.000%
Non-Zero WA: 82.753%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$127,271.39	0.06%
451 - 500	1	351,355.71	0.15
501 - 550	124	31,516,718.69	13.72
551 - 600	227	48,653,818.06	21.18
601 - 650	365	65,804,239.47	28.65
651 - 700	288	50,073,462.49	21.80
701 - 750	142	24,156,173.35	10.52
751 - 800	47	8,561,158.16	3.73
801 >=	4	417,585.06	0.18
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Non-Zero Minimum: 500
Maximum: 811
Non-Zero WA: 628

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	535	$112,588,521.55	49.02%
Purchase	543	84,239,907.94	36.68
Rate/Term Refinance	94	24,292,292.95	10.58
Debt Consolidation	24	8,397,742.78	3.66
Home Improvement	3	143,317.16	0.06
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	974	$182,331,250.38	79.39%
PUD	96	26,955,187.32	11.74
2-4 Family	74	11,032,797.58	4.80
Condo	49	8,845,823.09	3.85
Manufactured Housing	6	496,724.01	0.22
Total:	**1,199**	**$229,661,782.38**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	160	$48,379,529.42	21.07%
CA-N	96	29,553,448.47	12.87
NY	57	18,249,809.51	7.95
GA	95	12,078,467.17	5.26
TX	125	11,716,277.52	5.10
CO	43	11,457,590.09	4.99
IL	49	10,723,894.98	4.67
FL	58	10,560,349.69	4.60
NJ	26	8,131,866.66	3.54
VA	28	7,640,190.26	3.33
AZ	43	5,777,071.09	2.52
MA	25	5,278,681.39	2.30
MD	17	4,195,283.26	1.83
NV	26	3,898,308.98	1.70
OH	41	3,725,233.09	1.62
WA	27	3,709,891.45	1.62
PA	35	3,615,581.85	1.57
NC	23	3,290,037.55	1.43
CT	10	2,511,847.21	1.09
MI	23	2,475,661.55	1.08
TN	11	1,884,722.14	0.82
OR	18	1,837,672.21	0.80
HI	4	1,511,596.18	0.66
MO	20	1,455,486.82	0.63
MN	7	1,337,370.20	0.58
SC	9	1,286,099.04	0.56
UT	6	1,060,798.67	0.46
IN	18	1,032,873.77	0.45
WI	5	1,013,542.75	0.44
AL	10	951,731.29	0.41
Other	84	9,320,868.12	4.06
Total:	**1,199**	**$229,661,782.38**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	605	$90,044,063.39	39.21%
1% of Orig. Bal.	3	473,314.80	0.21
1% of UPB	19	3,487,097.98	1.52
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	7	2,051,435.44	0.89
2% 1% of UPB	3	552,220.79	0.24
2% of UPB	19	5,275,384.62	2.30
3 Mos. Int. on 80% of UPB	13	3,733,901.09	1.63
3% 2% 1% of UPB	1	460,817.87	0.20
5% 4% 3% of UPB	9	395,603.34	0.17
5% 4% of UPB	2	150,959.84	0.07
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	334	108,864,365.57	47.40
6 Mos. Int. on 80% of UPB	98	5,201,230.27	2.26
6 Mos. Int. on UPB	19	830,320.77	0.36
6% of UPB	67	8,141,066.61	3.54
Total:	**1,199**	**$229,661,782.38**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	618	$112,761,425.89	49.10%
Stated	321	76,686,867.81	33.39
No Documentation	235	35,309,018.83	15.37
Limited	25	4,904,469.85	2.14
Total:	**1,199**	**$229,661,782.38**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$329,368.70	0.25%
3.001 - 3.500	5	2,429,457.50	1.82
3.501 - 4.000	16	6,252,113.85	4.69
4.001 - 4.500	30	12,191,863.59	9.14
4.501 - 5.000	36	12,630,068.29	9.47
5.001 - 5.500	43	11,113,434.03	8.34
5.501 - 6.000	97	34,493,416.82	25.87
6.001 - 6.500	98	31,319,531.32	23.49
6.501 - 7.000	36	11,894,332.35	8.92
7.001 - 7.500	22	6,794,856.85	5.10
7.501 - 8.000	8	2,427,437.13	1.82
8.001 - 8.500	2	499,923.66	0.37
9.001 - 9.500	2	422,199.02	0.32
9.501 - 10.000	1	49,532.90	0.04
10.001 >=	3	471,669.74	0.35
Total:	**400**	**$133,319,205.75**	**100.00%**

Minimum: 3.000%
Maximum: 10.900%
Weighted Average: 5.767%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.500	18	$6,502,202.95	4.88%
2.000	78	30,255,054.68	22.69
3.000	304	96,561,948.12	72.43
Total:	**400**	**$133,319,205.75**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.700%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	378	$125,397,395.05	94.06%
1.500	22	7,921,810.70	5.94
Total:	**400**	**$133,319,205.75**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.030%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$338,081.08	0.25%
11.501 - 12.000	4	1,691,134.02	1.27
12.001 - 12.500	21	9,234,706.29	6.93
12.501 - 13.000	46	18,363,325.12	13.77
13.001 - 13.500	46	17,791,301.98	13.34
13.501 - 14.000	66	24,355,266.24	18.27
14.001 - 14.500	64	20,558,871.85	15.42
14.501 - 15.000	66	21,358,637.74	16.02
15.001 - 15.500	36	7,924,195.80	5.94
15.501 - 16.000	25	5,897,726.11	4.42
16.001 - 16.500	13	3,164,058.59	2.37
16.501 - 17.000	8	1,905,940.16	1.43
17.001 - 17.500	1	222,991.75	0.17
17.501 - 18.000	2	394,312.80	0.30
18.001 - 18.500	1	118,656.22	0.09
Total:	**400**	**$133,319,205.75**	**100.00%**

Minimum: 11.500%
Maximum: 18.420%
Weighted Average: 14.020%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	1	$471,047.69	0.35%
5.501 - 6.000	14	5,065,887.25	3.80
6.001 - 6.500	31	13,348,946.21	10.01
6.501 - 7.000	57	22,561,534.81	16.92
7.001 - 7.500	56	21,866,570.69	16.40
7.501 - 8.000	84	31,175,958.92	23.38
8.001 - 8.500	53	16,100,100.32	12.08
8.501 - 9.000	38	9,990,325.64	7.49
9.001 - 9.500	35	6,538,842.19	4.90
9.501 - 10.000	20	4,553,553.98	3.42
10.001 - 10.500	5	849,104.14	0.64
10.501 - 11.000	5	727,775.29	0.55
11.501 - 12.000	1	69,558.62	0.05
Total:	**400**	**$133,319,205.75**	**100.00%**

Minimum: 3.740%
Maximum: 11.850%
Weighted Average: 7.647%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-09	1	$170,745.14	0.13%
2004-03	1	126,306.73	0.09
2004-04	1	341,143.13	0.26
2004-05	1	542,042.87	0.41
2004-06	1	414,628.48	0.31
2004-09	1	346,398.41	0.26
2004-10	8	3,101,854.69	2.33
2004-11	12	3,469,414.19	2.60
2004-12	4	1,094,250.47	0.82
2005-01	2	819,331.44	0.61
2005-02	1	222,991.75	0.17
2005-03	18	4,735,197.42	3.55
2005-04	117	34,865,918.11	26.15
2005-05	129	48,075,708.59	36.06
2005-06	50	15,327,144.41	11.50
2005-08	1	496,369.69	0.37
2005-10	2	844,445.61	0.63
2005-11	6	2,131,384.17	1.60
2005-12	2	559,410.10	0.42
2006-03	4	1,188,847.42	0.89
2006-04	8	2,773,689.78	2.08
2006-05	22	9,569,452.18	7.18
2006-06	7	1,773,057.16	1.33
2018-04	1	329,473.81	0.25
Total:	**400**	**$133,319,205.75**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).